Exhibit 99.1

News Release

Acquisition progressing
Go-ahead for Schering’s integration into the Bayer Group
EUR 89.36 cash compensation offer to Schering’s outside stockholders

Berlin/Leverkusen — The way is now clear for Schering AG to be integrated into the Bayer Group. The management of Bayer Schering GmbH (formerly Dritte BV GmbH) has resolved to execute the domination and profit and loss transfer agreement with Schering AG. “This is a milestone along the road to integrating Schering into the Bayer organization,” commented Bayer AG Management Board Chairman Werner Wenning. “We plan to integrate the acquisition as quickly as possible, creating a leading global player in the specialty pharmaceuticals industry.”
The domination and profit and loss transfer agreement was entered in the commercial register on October 27, 2006. Pursuant to this agreement, Bayer Schering GmbH is offering the outside stockholders of Schering AG cash compensation of EUR 89.36 per share. The amount of the offer corresponds to the weighted average price of Schering stock over the three-month period immediately preceding the Extraordinary Stockholders’ Meeting of September 13, 2006, including the price on September 13 itself. Further details regarding the cash compensation offer will be announced in the near future. Schering stockholders who choose not to sell their shares will receive an annual guaranteed dividend of EUR 3.62 (net) per share.
Dritte BV GmbH had previously been renamed “Bayer Schering GmbH.” The Bayer Group holds its shares in Schering AG through this wholly owned subsidiary. It is planned to apply in December for the renaming of Schering AG to “Bayer Schering Pharma AG” to be entered in the commercial register.

Berlin/Leverkusen,	November 8, 2006
ha	(2006-0601-E)
Contact:
Bayer AG:
Günter Forneck, phone +49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de
Christian Hartel, phone +49 214 30 47686
Email: christian.hartel.ch@bayer-ag.de
Schering AG:
Oliver Renner, phone +49 30 468 12431
Email: oliver.renner@schering.de
Important information from Bayer AG:
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Bayer Schering GmbH (formerly Dritte BV GmbH) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website (http://www.sec.gov), or at the website http://www.bayer.de.
This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports files with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Bayer Schering GmbH (formerly Dritte BV GmbH) do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Important information from Schering AG:
Legal Instruction
After the proposed offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH (formerly Dritte BV GmbH) and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of

Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).
Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.